Matthew T. Franklin
Direct Dial:  205.254.1405
mtf@hsy.com

August 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Main Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-1004

Re:	Omnimmune Holdings, Inc.
Item 4.01 Form 8-K
Filed August 13, 2008
File No. 333-145507

Ladies and Gentlemen:

On behalf of Omnimmune Holdings, Inc. (the “Company”), we are transmitting for filing:

(1)           A Form 8-K/A, which amends and restates Item 4.01 of the Form 8-K filed with the Commission on August 12, 2008 (the “Form 8-K/A, Amendment No. 2”); and

(2)           A written response in the form of CORRESPONDENCE, which includes certain acknowledgements requested by the Commission.

The purpose of the Form 8-K/A, Amendment No.2, and the CORRESPONDENCE is to respond to comments of the Staff set forth in the Commission’s email to the Company dated August 22, 2008.

We respond to the specific comments of the Staff as follows:

Comment No. 1                                           Please file the complete text in an amended 8-K with all required disclosures of Item 304 of Regulation S-K.

Response:                                The Form 8-K/A, Amendment No. 2, hereby amends and restates Item 4.01 contained in the Form 8-K as filed with the Commission on August 12, 2008, and is being transmitted for filing herewith.

Comment No. 2                                           Please file a written response on EDGAR as CORRESPONDENCE, which includes the representations that we requested at the end of our August 14th letter.

Response:  A letter from the Company is being transmitted for filing herewith as CORRESPONDENCE and includes certain acknowledgements as requested.

If you have any questions regarding these matters, please do not hesitate to contact me at 205-254-1405.

Sincerely,

HASKELL SLAUGHTER YOUNG & REDIKER, LLC

/s/ Matthew T. Franklin

Matthew T. Franklin

cc:	Ta Tanisha Meadows, Mail Stop 3561
Harris A. Lichtenstein, Ph.D.
Frank McDaniel
Leigh Els Wilde
William K. Holbrook